FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued: Thursday 15 July 2010, London UK

GlaxoSmithKline legal update

GlaxoSmithKline (GSK) today announces that it expects to record a legal charge for the second quarter of 2010 of £1.57 billion ($2.36 billion) (equating to an after tax cost of £1.35 billion).   The charge includes settlements, agreements in principle to settle, and other provisioning for long-standing legal cases.

The settlements and agreements in principle to settle include an investigation by the US Government into the company's former manufacturing site at Cidra, Puerto Rico; product liability and anti-trust litigation relating to Paxil (paroxetine), and product liability cases regarding Avandia (rosiglitazone) and other products.

With respect t
o the investigation of the Cidra manufacturing facility, the company confirms it has reached an agreement in principle with the US Attorney's Office for the District of Massachusetts and the US Department of Justice to pay a total of
£500 million (
$750 million) in settlement of this investigation.  The final settlement is subject to the negotiation and execution of definitive agreements.

Regarding Paxil, the company confirms it has now fully resolved the anti-trust litigation involving Apotex. It has also settled the vast majority of product liability cases relating to the product.
Furthermore, the substantial majority of the product liability cases relating to Avandia have now been settled.

With respect to both Paxil and Avandia, the legal charge announced today includes provisioning for settled cases and an estimate for those cases which we have received and are still outstanding.  Terms of the settlements reached are confidential.

The charge also includes provisioning relating to other legal matters.

The company continues to work to resolve an investigation commenced by the US Attorney's Office for the District of Colorado into the Group's sales and promotional practices.

Dan Troy, General Counsel GSK, commented,
"The charge we have announced today reflects the company's ongoing efforts to resolve certain long-standing legal cases.  This represents a substantial proportion of GSK's outstanding litigation.   This progress is helping us to reduce financial uncertainty and risk for shareholders."

Provisions are made, after taking appropriate legal and other specialist advice, when a reasonable estimate can be made of the likely outcome of the dispute.  The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group's financial accounts by a material amount.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK's operations are described under 'Risk Factors' in the 'Business Review' in the company's Annual Report on Form 20-F for 2009.

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

S M Bicknell
Company Secretary

15 July 2010

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 15, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc